Exhibit 99.1

Unique IMRIS hybrid OR enables highly complex deformity correction at Dartmouth-Hitchcock Medical Center

VISIUS intraoperative MR and CT imaging solutions used for single procedure

MINNEAPOLIS, Sept. 25, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that both VISIUS intraoperative MRI (iMRI) and intraoperative CT (iCT) have been utilized for the first time anywhere for a single procedure during a spine surgery at Dartmouth-Hitchcock Medical Center (DHMC) in Lebanon, NH.

The Center for Surgical Innovation (CSI) at DHMC is the only hybrid operating suite in the world where both VISIUS iMRI and iCT modalities can scan a patient on the OR table with either or both modalities to produce real-time data and diagnostic quality imaging during procedures without moving the patient. The high-field MR and 64-slice iCT scanners move to the patient on ceiling-mounted rails within the four-room suite.

"Having access to diagnostic quality imaging provided from both VISIUS iMRI and iCT during such a complex case provided us the level of precision we wouldn't otherwise have," said Sohail Mirza MD, MPH, Medical Director of CSI and Chair of Orthopaedics at Dartmouth-Hitchcock. "We were working to relieve severe spinal cord compression caused by a progressive deformity and to stabilize and correct the spinal deformity. The bone structure was highly abnormal and the structures were very delicate, so the highest level of imaging possible was needed in the operating room."

The surgeons operated on a 13-year-old patient with a condition called chondrodysplasia punctata, a disorder of cartilage and bone development. The procedure involved anterior and posterior cervical thoracic spinal fusions where a total of three iCT scans were obtained to plan surgical navigation, assess cord decompression, and accurately place spinal instrumentation and pedicle screws in the pediatric cervical and thoracic spine. Now, six weeks out from surgery, the patient is doing well with improvement in pain and function.

IMRIS President and CEO Jay D. Miller said VISIUS intraoperative solutions are facilitating emerging techniques through improved vision and precision. "I continue to be impressed by the new techniques that arise from using our intraoperative imaging technology directly in the operating room where it can make the most difference - during surgery," he said. "We expect these tools will further improve the outcomes for a growing number of neurosurgical and spinal applications and conditions."

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

SOURCE IMRIS Inc.

Image with caption: "The VISIUS iMRI and iCT has the ability to scan a patient on the OR table with either or both modalities to produce diagnostic quality imaging during procedures without moving the patient. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140925_C9595_PHOTO_EN_42877.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 25-SEP-14